Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirty-sixth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The thirty-sixth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 26, 2021 in Beijing, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated May 20, 2021. Out of the Company’s nine directors, five directors attended the Meeting. Su Hengxuan, executive director of the Company, and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company, attended the Meeting. Wang Bin, chairman and executive director of the Company, was on leave for business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes and preside over the Meeting for him. Li Mingguang, executive director of the Company, and Yuan Changqing and Wang Junhui, non-executive directors of the Company, were on leave for business and authorized in writing, Leung-Oi-Sie Elsie, Tang Xin and Chang Tso Tung Stephen, independent directors of the Company, respectively, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Subscription of Capital Increase of CGB by the Company

Affiliated directors, including Wang Bin and Su Hengxuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 7 for, 0 against, with no abstention

2.	Proposal on the Investment in Project Chuying by the Company

Commission File Number 001-31914

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

3.	Proposal on the Solvency Stress Testing Report for the Year of 2020 and Capital Planning for the Next Five Years of the Company

Voting result: 9 for, 0 against, with no abstention

4.	Proposal on the Asset and Liability Management Report of the Company for the Year of 2020

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 26, 2021

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